September 19, 2006

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:  John Reynolds
               Duc Dang

Re:   Renaissance Acquisition Corp.
      Registration Statement on Form S-1 File No. 333-134444
      ------------------------------------------------------

Ladies and Gentlemen:

         At the request of Renaissance Acquisition Corp., a Delaware corporation
(the "Company"), we are responding to comments raised by the Staff of the
Securities and Exchange Commission (the "Commission") in the comment letter dated August 16, 2006 from John Reynolds of the Commission to Barry Florescue,
Chairman and Chief Executive Officer of the Company relating to the Registration
Statement on Form S-1 of the Company initially filed with the Commission on May
24, 2006 and amended on July 13, 2006 (the "Registration Statement").

         We have simultaneously filed Amendment No. 2 to the Registration
Statement and have attached a marked copy of such Amendment indicating the changes the Company has made to the Registration Statement in response to the
Staff's comments as well as certain additional changes. Note that, as more fully described in the Registration Statement, the Company has revised the form of
Amended and Restated Certificate of Incorporation attached as Exhibit 3.1 to the
Registration Statement to provide that the

Company's existence will terminate automatically on the date that is twenty-four months from the date of the final prospectus filed by the Company at which time the Company will be liquidated. Therefore, a vote of stockholders of the Company will not be required before the dissolution and liquidation of the Company.

         The numbered paragraphs below correspond to the numbers of the paragraphs in which the comments were made. For your convenience, we have included above each response a copy of the comment to which we are responding.

Comments and Responses:

PROSPECTUS COVER PAGE
---------------------

1.       Comment: We note that the insider warrants will be released from escrow
         30 days after the completion of the initial business combination, and
         RAC has agreed it will not sell or transfer the insider warrants until after that 30 day period. We also note that the warrants will be privately placed and not registered. In the appropriate section, please revise to discuss how privately placed securities of a shell company could be subsequently transferred without registration. We direct your attention to the Division's letter dated January 21, 2000 to Ken Worm,
         Assistant Director, OTC Compliance Unit, NASD Regulation, Inc.

         Response: In response to the Staff's comment, the Company has amended the form of Registration Rights Agreement included as Exhibit 10.12 to the Registration Statement to provide for registration rights with respect to the transfer by RAC Partners LLC ("RAC") of the insider warrants to its members in a liquidation or distribution. The insiders will not otherwise have registration rights with respect to the resale of the insider warrants, which are not intended to be sold to the public. In addition, RAC and its members have registration rights with respect to the shares underlying such insider warrants. It is intended that the insiders will exercise the warrants and then sell the underlying shares pursuant to an effective registration statement, with respect to which they have registration rights. In connection with these revisions, the Company has restored such insider warrants and the shares underlying such warrants to "Calculation of Registration Fee"
         table in the Registration Statement. Conforming changes have also been made on the prospectus cover page and on pages 3, 53, 54 and F-9.

                                       -2-

PROSPECTUS SUMMARY, PAGE 7
--------------------------

2.       Comment: We note the additional disclosure that you will distribute from the trust before taking any actions to liquidate and dissolve the company funds if you are not able to consummate a business combination.
         It is not clear to us how you would be able to distribute trust funds pursuant to Delaware law prior to dissolving the company. Please provide us with an analysis of how the company would be able to distribute the trust proceeds to the public shareholders before dissolving the company. In your analysis, please address the applicability of Delaware General Corporation Law. Please add
         disclosure as appropriate.

         Response: As indicated above, the Company has revised its form of
         Amended and Restated Certification of Incorporation to provide that the
         Company's existence will terminate on the date that is two years from the date of the prospectus. At the end of such two year period, the
         Company will dissolve automatically by operation of Delaware law and distribute the funds from the trust to the stockholders shortly thereafter. The disclosure in the Registration Statement on pages 7, 9,
         36 and 37 has been revised accordingly. Under this structure, the
         Company will not be releasing the funds prior to dissolution of the
         Company, as had been contemplated previously and reflected in the prior amendment of the Registration Statement. We therefore respectfully believe that this comment is no longer applicable.

3.       Comment: It would appear from the disclosure here that your shareholders will retain their shares after the pro rata trust distributions and before dissolution, if you are not able to consummate a business combination. If so, please discuss the applicability of Rule
         419 of Regulation C to this offering. In your discussion, address the fact that once the trust funds are distributed, your net tangible assets may be $5 million or less and in that case your securities will be considered "penny stock" under Rule 3a51-1 under the Exchange Act.

         Response: Under the new structure described above and in the
         Registration Statement, the Company will not be making distributions prior to the termination of its corporate existence. Accordingly, the stockholders of the Company will not hold shares in the Company when it has net tangible assets of $5 million or less and Rule 419 of
         Regulation C would not be applicable to this offering.

                                      -3-

RISK FACTORS, PAGE 12
---------------------

4.       Comment: We note the additional risk factor that begins at the bottom of page 14. Later in your prospectus, please clarify how your dissolution and liquidation would be funded should the funds outside of the trust account be insufficient to fund such processes. Does the indemnification agreement with Mr. Florescue require he fund the process in that scenario?

         Response: The Company has revised the Registration Statement on page 38 to provide that Mr. Florescue will fund any necessary liquidation expenses should the funds outside the trust account be insufficient to complete this process and this provision has been added as paragraph 15 to his agreement with the Company filed as Exhibit 10.1 to the
         Registration Statement.

USE OF PROCEEDS, PAGE 22
------------------------

5.       Comment: Please revise to clarify if the underwriters will be entitled to the interest that is earned on their portion of the trust fund.

         Response: The Company has revised the Registration Statement on page 23
         (in footnote 2 to the Use of Proceeds table) to clarify that the underwriters will not be entitled to interest earned on their portion of the trust fund.

PROPOSED BUSINESS, PAGE 30
--------------------------

6.       Comment: We note your response to comment nine of our letter dated June
         30, 2006. Please revise to discuss further how you will conduct your search if you decide to seek a company not within your management's expertise.

         Response: The Company has revised the Registration Statement on page 32 in accordance with the Staff's comment to provide that the Company intends to retain consultants and advisors with experience in the industry within which the potential target company operates to assist in due diligence and with the Company's determination as to whether to proceed with such a business combination.

                                      -4-

7.       Comment: We note the responses to comments 11 and 12 of our letter dated June 30, 2006 and the additional disclosure on page 32 that you may acquire a company that is "suffering losses but which [you] believe has long-term potential or whose business could be grown under [your]
         management's leadership." Please add disclosure to elaborate on these possibilities. For example, explain your definition of "long-term potential" and explain how you will assess that potential, particularly if the entity under consideration is outside an industry in which your management has expertise. Please revise to elaborate on the possibility of acquiring companies "suffering losses." Please revise to clarify if current management would remain following the acquisition of an underperforming company.

         Response: The Company has revised the Registration Statement on page 33 in accordance with the Staff's comments.

8.       Comment: We note your responses to comments 14 and 15 of our letter dated June 30, 2006. We also note the additional disclosure that the fair market value of the target will be determined "for this purpose"
         by your board. Please revise to clarify the reference to "this purpose." Are you referring only to the 80 percent threshold? If so, revise to clarify if the disclosure implies that the board will not opine upon the fairness of the transaction in general or other circumstances.

         Response: The Company has revised the Registration Statement on page 34 to clarify that the Company's board of directors will obtain an opinion with respect to the fairness of the transaction in all cases and will provide a copy of the opinion to its stockholders.

9.       Comment: Please revise to define the phrase "as promptly as practicable" as used on page 35.

         Response: The Company has revised the Registration Statement on page 36 in accordance with the Staff's comment to clarify that the Company anticipates that it will take no more than 10 business days to effectuate the distribution of trust funds.

                                      -5-

10.      Comment: We do not understand the additional disclosure on page 37 that the "procedures, or a vote to reject any plan of dissolution," could delay or prohibit the distribution of the proceeds to the public stockholders in light of the disclosure that you will distribute the trust proceeds prior to seeking dissolution. Please revise to clarify.

         Response: The Company has revised the Registration Statement on page 37 in accordance with the Staff's comment and has deleted the referenced text in the context of revising the Registration Statement for the changes discussed above.

11.      Comment: We note your response to comment 17 of our letter dated June
         30, 2006. On page 37 you address issues that would not apply to companies subject to Rule 419 of Regulation C. For instance, you discuss the fact that shareholders will have to vote to dissolve the shares and the applicability of debtor/creditor law to the trust proceeds. Please revise to incorporate those differences here.

         Response: As a result of the change of structure described above, the
         Company notes that the differences referred to by the staff are no longer relevant and the text on page 37 referred to has been deleted from the Registration Statement.

MANAGEMENT, PAGE 43
-------------------

12.      Comment: We note that your management members are also related parties or members of RAC Partners. Please revise to discuss the business of
         RAC Partners and its affiliated entities. Please revise to identify each person who is also involved with RAC Partners.

         Response: The Company has revised the Registration Statement on pages
         45 and 46 in accordance with the Staff's comment to indicate the business of RAC Partners and references have been added to the disclosure with respect to each of the directors who is a member of RAC
         Partners.

CONFLICTS OF INTEREST, PAGE 49
------------------------------

13.      Comment: We note the second bullet point on page 49 that your officers and directors may purchase shares in the offering or open market and vote such

                                      -6-

         shares any way they chose. Please revise here and where appropriate to clarify how such persons could recommend and propose a business combination to shareholders yet vote against it. Also, revise to discuss the impact on your initial shareholders average purchase price, taking into account the initial shares already issued, if they are able to vote against a proposed business combination and convert their shares to a pro rata portion of the trust.

         Response: The Company respectfully notes that in the event that officers and directors purchase shares in the offering or open market, they may vote such shares in any manner they wish, but in no event can they convert those shares into the right to receive a portion of the trust if they determine to vote against a transaction. Potentially, the initial shareholders who are directors may determine to vote against a transaction, notwithstanding that they cannot convert their shares into the right to receive a portion of the trust fund, if it were required pursuant to their fiduciary duty to the Company. For example, if immediately prior to a stockholder vote on a transaction, the Company received an offer that was more favorable to the Company than the transaction that was being presented for approval, the directors and officers who are the initial shareholder could be obligated pursuant to their fiduciary duty to vote against the transaction. The provisions currently set forth in the letters between the officers and directors and the Company therefore provide for this possibility. Furthermore, since there are no conversion rights with respect to any shares held by the initial stockholders, there is no potential impact on the initial shareholders' average purchase price.

14.      Comment: We are not able to locate your response to comment 32 of our letter dated June 30, 2006 that you state is located on page 49. Please advise.

         Response: The Company respectfully refers the staff to the end of the first full paragraph on page 52 in which the Company states that in the circumstance described in the letter, the Company would form a special committee of independent directors to negotiate the transaction on its behalf.

FINANCIAL STATEMENTS, PAGE 48
-----------------------------
NOTES TO FINANCIAL STATEMENTS
-----------------------------
NOTE C, PROPOSED OFFERING, F-8
------------------------------

                                      -7-

15.      Comment: We noted your response to comment 38 of our comment letter dated June 30, 2006; however, your conclusion does not appear consistent with the accounting principles set forth in EITF 00-19. In your response you state that, "there are no contractual circumstances under which the Company would be required to net cash settle" in relation to the warrants. Your warrant and unit purchase option agreements do not explicitly rule out cash settlement and it is unclear whether there are any situations where the holders can obtain net cash settlement Paragraph 17 of EITF 00-19 states (a) if the warrants require physical or net share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement would be permitted or required and (b) the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Accordingly, the warrants must be classified as a liability because share settlement is not within the company's control. Please revise or tell us how your equity classification is appropriate and provide the specific references to the warrant and related agreements which supports your conclusion.

                   Response: The Company directs the attention of the Staff to
         Section 3.3.2 of the Warrant Agreement, which is attached as Exhibit
         4.5 to the Registration Statement, where, as revised, it is provided that in no event shall the Company be required to cash settle or net cash settle the warrants. The Company has added similar language in new
         Section 2.4 of the Unit Purchase Option which is attached as Exhibit
         4.4 to the Registration Statement. The Company believes that, following these changes, its classification of the warrants and the unit purchase option as equity is correct.

          On behalf of the Company we have arranged for delivery to the attention of Duc Dang of the Commission via Federal Express for overnight delivery five copies of this response letter together with marked copies of
Amendment No. 2 to the Registration Statement.

                                      -8-

          We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the mean time, should you have any questions, comments or desire further information regarding any of the responses or the attached filing, please contact the undersigned at
(212) 698-3679.

Sincerely,

/s/ Gerald Adler

Gerald Adler

Attachment via Edgar/Enclosures via Federal Express

cc:    Barry W. Florescue, Chairman and Chief Executive Officer

                                      -9-